EXHIBIT 3.6

BARBARA K. CEGAVSKE	Filed in the office of	Document Number
Secretary of State	/s/ Barbara K. Cegavske	20150079407-05
202 North Carson Street	Barbara K. Cegavske	Filing Date and Time
Carson City, Nevada 89701-4201		02/23/2015 8:00 AM
(775) 684-5708	Secretary of State
Website: www.nvsos.gov	State of Nevada	Entity Number
C30042-1998
Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of corporation:

EV CHARGING USA, 1NC.

2.	The articles have been amended as follows: (provide article numbers, if available)

ARTICLE III

The capital stock of the corporation is divided into two classes: (1) common stock in the amount of six billion (6,000,000,000) shares, having the par value of $0.001 per share; and (2) preferred stock in the amount of ten million (10,000,000) shares, having the par value of 50.001 per share.

Continued on Attachment 1.

3.	The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 86.2% of the voting power.
4.	Effective date and time of filing: (optional) Date:	Time: (must not be later than 90 days after the certificate is filed)

5.	Signature: (required)

X Brian Howe

Signature of Officer

ATTACHMENT I

The board of directors of the Corporation shall have authority (1) to divide the preferred stock into one or more series; (2) to establish and fix the distinguishing designation of each such series and the number of shares thereof, which number, from time to time thereafter, may be increased, except when otherwise provided by the board of directors in creating such series, or may be decreased. but not below the number of shares thereof then outstanding; and (3) to fix and determine the relative voting powers, designations, preferences, limitations, restrictions and relative rights of the various classes or stock or series thereof and the qualifications, limitations or restrictions such rights of each series so established prior to the issuance thereof. In case the outstanding shares of any series shall be reacquired or shall not be issued, such shares may be designated or redesignated and altered, and issued or reissued. The board of directors also shall have such other authority with respect to shares of preferred stock that may be reserved to the board of directors by law.